Mobodexter Inc.
(a Delaware corporation)

Audited Financial Statements

Years ending December 31, 2016 and 2015

Prepared by:



IndigoSpire CPA Group, LLC
Aurora, CO

Financial Statements

Mobodexter Inc.

Table of Contents



INDEPENDENT AUDITOR'S REPORT

September 26, 2017

To: Board of Directors, Mobodexter Inc.
         Attn: Chandramouli Srinivasan, Founder & CEO

Re: 2016 and 2015 Financial Statement Audit

We have audited the accompanying financial statements of Mobodexter Inc., a Delaware corporation (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the calendar years so ending, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in the Notes to the Financial Statements, the Company is a business that has recently commenced its planned operations but has incurred costs while seeking to raise capital under Title IV of the JOBS Act. Considering these factors, there exists substantial doubt as to whether the Company can continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty and we provide no opinion at this time about whether the Company will be successful in its plans to continue as a going concern.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

Mobodexter Inc.

Balance Sheet

As of December 31, 2016 and 2015

See Accountant's' Audit Report and Notes to the Financial Statements

ASSETS

	2016	2015
ASSETS		
Current Assets		
Cash & Cash Equivalents	127,192	24,475
Accounts Receivables	0	4,152
Other Current Assets	0	19,755
Total Current Assets	127,192	48,382
Non-current Assets		
None	0	0
TOTAL ASSETS	**127,192**	**48,382**

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
LIABILITIES		
Current Liabilities		
Accrued Expenses	13,347	53,199
Total Current Liabilities	13,347	53,199
Non-current Liabilities		
Related Party Loan	20,188	122,545
TOTAL LIABILITIES	**33,535**	**175,744**
SHAREHOLDERS' EQUITY		
Common Stock (December 31, 2016: 75,000,000 of $0.0001 par value common shares authorized, 523,188 Class A shares issued, 19,476,812 Class B shares issued; December 31, 2015: 1,000 of $0.01 par value common shares authorized, 200 shares issued)	2,000	2
Additional Paid-In Capital	402,417	22,489
Retained Earnings, net of Distributions	(310,760)	(149,853)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**127,192**	**48,382**

The accompanying Notes are an important and integral part of the financial statements

Mobodexter Inc.

Income Statement
For the calendar years ending December 31, 2016 and 2015
See Accountant's' Audit Report and Notes to the Financial Statements

	2016	2015
Revenues, net of Allowances and Returns	124,657	205,606
Less: Cost of Revenues	0	0
Total Gross Profit	0	0
Selling, General and Administrative	4,485	274,566
Research and Development	281,079	8,921
Total Income from Operations	(160,907)	(77,881)
Other Income and (Expense)	0	1,885
Total Income before Taxes	(160,907)	(75,996)
Provision/(Benefit) for Income Taxes	0	0
NET INCOME	**(160,907)**	**(75,996)**

The accompanying Notes are an important and integral part of the financial statements

Mobodexter Inc.

Statement of Changes in Shareholders' Equity
For the calendar years ending December 31, 2016 and 2015
See Accountant's' Audit Report and Notes to the Financial Statements

	Common Stock		Additional Paid-in Capital	Accumulated Earnings/ (Deficit)	Total
	# of Shares	$ Amount			
Balance at January 1, 2015	200	$2	$22,489	$(73,857)	$(51,366)
2015 Net Income				(75,996)	(75,996)
Balance at December 31, 2015	200	2	22,489	(149,853)	(127,362)
Issuance of Class A and B shares to founders and investors	19,999,800	1,998	379,928		381,926
2016 Net Income				(160,907)	(160,907)
Balance at December 31, 2016	20,000,000	2,000	402,417	(310,760)	93,657

The accompanying Notes are an important and integral part of the financial statements

Mobodexter Inc.

Statement of Cash Flows
For the calendar years ending December 31, 2016 and 2015
See Accountant's' Audit Report and Notes to the Financial Statements

	2016	2015
CASH FLOWS FROM OPERATIONS		
Net Income/(Loss)	(160,907)	(75,996)
(Increase)/Decrease in Accounts Receivable	4,152	(4,152)
(Increase)/Decrease in Other Current Assets	19,755	(19,755)
Increase/(Decrease) in Accrued Expenses	(39,852)	53,199
TOTAL CASH FLOWS FROM OPERATIONS	(176,852)	(46,704)
CASH FLOWS FROM INVESTING ACTIVITIES		
None	0	0
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	0	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES		
Related Party Loan	(102,357)	50,938
Issuance of Common Shares	381,926	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	279,569	50,938
NET CHANGE IN CASH POSITION	102,717	4,234
Cash, beginning of year	24,475	20,241
Cash, end of year	127,192	24,475
Interest Paid	0	0
Taxes Paid	0	0
Significant Non-Cash Share Issuances to Founders (number of shares)	19,476,612	200

The accompanying Notes are an important and integral part of the financial statements

Mobodexter Inc.

Notes and Additional Disclosures to the Financial Statements
For the calendar years ending December 31, 2016 and 2015
See Accountant's' Audit Report and Notes to the Financial Statements

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Note 1 – Summary of Significant Accounting Policies and Corporate Structure

(a) *Summary* – Mobodexter Inc., a corporation formed under the laws of Delaware (the "Company"), is an early-stage company established by the executive officer and principal shareholder, Chandramouli Srinivasan, to develop and commercialize a platform-as-a-service solution through which customers can access and interact with internet connected devices.

The Company was formed on November 22, 2013.

The Company has begun operations but is seeking to raise additional capital through the issuance of equity. The Company is seeking an exemption from securities registration under Title IV of the JOBS Act. If approved, the Company my issue securities up to $50 million in value.

(b) *Methods of Accounting and Basis for Presentation* – The Company prepares the financial statements in accordance with US generally accepted accounting principles which includes usage of the accrual method of accounting to match expenses with the period in which they are associated with revenue.

The accounting and reporting policies of the Company also conform to Article 8 of Regulation S-X of the regulations promulgated by the U.S. Securities and Exchange Commission.

The Company has elected to adopt early application of the Accounting Standards Update No. 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements." The Company does not present or disclose certain items otherwise required under Topic 915.

(c) *Estimates* – The Company prepares the financial statements in accordance with US generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and costs as of the date of the financial statements. Actual results are reconciled with these estimates as they occur but they may differ from initial reporting.

(d) *Comparative Financial Statements* – Under US generally accepted accounting principles and applicable presentation standards, financial statements are presented in a comparative fashion with prior periods. Years presented herein comply with the disclosure requirements under Title IV of the JOBS Act.

(e) *Revenue Recognition* – The Company recognizes revenue and costs in accordance with US generally accepted accounting principles.

In May 2014, the Financial Accounting Statements Board ("FASB") issued Accounting Standards Update No. 2014-09 which significantly updates the standards for revenue recognition for all entities, public, private and not-for- profit, that have contracts with customers to provide goods or services. For private entities, such as the Company, the effective date for implementation of these new standards is for annual periods beginning after December 15, 2018. No pro-forma or early adoption of these new revenue recognition standards has been implemented by the Company.

(f) *Cash and Cash Equivalents* – As of the reporting period, the Company's cash deposits are held in an FDIC-insured financial institution. The Company has $127,192 and $24,475 at the years ending of 2016 and 2015, respectively.

(g) *Accounts or Investments Receivable* – As of the reporting period, the Company maintains very small amounts of accounts receivable.

(h) *Fair Value of Financial Instruments* - The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. As of the balance sheet date, there were no financial instruments outstanding.

(i) *Deferred Offering Costs* - The Company complies with the requirements of ASC 340-10. The Deferred Offering Costs of the Company consist solely of legal fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to shareholders' equity or expensed. While the Company had not incurred any Deferred Offering Costs as of the period presented, the Company has subsequently incurred approximately $30,000 in legal and other costs associated with raising capital under the JOBS Act.

(j) *Income Taxes* – The Company accounts for the income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attribute to the temporary book-to-tax differences and carryforwards generated. Measurement of the deferred items of income tax is based on enacted tax laws and rates and compared to the realizable value of any deferred tax assets. At December 31, 2016 and 2015, the Company had a combined federal net operating loss ("NOL") carryforward of over $100,000. Due to the uncertainty of the Company's ability to generate taxable income in the future, the Company has recorded a full valuation allowance against the deferred tax asset created by the NOL carryforward. The NOL carryforward will expire 20 years from the taxable year incurred.

At this time, no activity of the Company requires a provision for state income tax.

(k) *Software Development Costs* – The Company's software development efforts are focused on externally marketed software-as-a-service offerings. In accordance with ASC 985-20-25, the costs of developing this software is expensed until both technologically feasibility has been established and all other research and development activities and other components of the product or process have been completed. As of December 31, 2016 and 2015, the Company has expensed $281,079 and $8,921, respectively.

Note 2 – Line of Credit and Other Liabilities

The Company does not have any material borrowings other than a loan from its management team ("Related Party Loan"). The Related Party Loan does not have a fixed maturity date nor stated interest rate but will be repaid at the Company's discretion.

Note 3 – Shareholders' Equity

The Company has two classes of stock. The founders, Mr. Srinivasan and Kavitha Gopalan, of the Company have been issued 19,476,812 of the 20,000,000 shares outstanding as of December 31, 2016. The remaining shares, 523,188, have been issued to unrelated parties for $267, 391 and are designated as Class A shares. The Company is authorized to issue up to 75,000,000 shares.

Note 4 – Going Concern

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from outside investors sufficient to execute upon the Company's planned activities. No assurance can be given that the Company will be able to successfully raise capital or continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 5 – Corrections to Previous Financial Statements

In accordance with ASC 250-10-50, the Company's financial statements presented herein represent a collection of miscellaneous corrections to the unaudited financial statements provided in Form 1-A/A filed on March 29, 2017. The results of the Company's independent auditor procedures has led us to make several corrections to amounts previously disclosed as unaudited financial statements. Materially, the classification of Software as a capitalized asset has been determined to be incorrect. In accordance with the provisions in ASC 985, the costs associated with the Software development should have been expensed. The balance sheet line of Software has been corrected to record $0 and $0 in 2016 and 2015, respectively, while the income statement line item of Research and Development has been updated to show $281,079 and $8,921 of additional expense, respectively. Accordingly, retained deficit and per share loss amounts have been updated.

Note 6 – Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through September 26, 2017 including adoption or implementation of any required accounting standard updates. No material events have require disclosure at this time.